Registration No.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 11-K


(Mark One)

[X]Annual Report pursuant to Section 15(3) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1998

                                       OR

[__] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ________________

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                              Savings & Retirement
                                      Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085






[NYC] 308136.3

 REQUIRED INFORMATION

A. Financial Statements and Schedules:                                  Page

    Independent Auditors' Report                                         3

    Statements of Net Assets Available for Plan
       Benefits as of December 31, 1998 and 1997                         4

    Statements of Changes in Net Assets Available for
       Plan Benefits for the Years Ended December 31, 1998 and 1997      5

    Notes to Financial Statements                                        6


                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                                    MESTEK, INC.
                                                       SAVINGS & RETIREMENT PLAN



Date: December 8, 1999                    By:/S/ Jack E. Nelson
                                          Name:  Jack E. Nelson
                                          Title:  Vice President-Human Resources






[NYC] 308136.3

                          Audited Financial Statements
                           and Supplemental Schedules

                                  Mestek, Inc.
                           Savings & Retirement Plan

                     Year Ended December 31, 1998 and 1997
                      with Report of Independent Auditors

               Report of Independent Certified Public Accountants


The Plan Administrator
Mestek, Inc. Savings and Retirement Plan


We were engaged to audit the financial statements and supplemental schedules of the Mestek, Inc. Savings and Retirement Plan (the APlan@) as of
December 31, 1998 and 1997, and for the year ended December 31, 1998 as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan=s management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information described in Note D, which was certified by MassMutual Life Insurance Company and Bank of Boston, trustees of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the trustees hold the Plan's investment assets and execute investment transactions. The Plan administrator has obtained a certification from the trustees as of and for the years ended December 31, 1998 and 1997, that the information provided to the Plan administrator by the trustees is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Grant Thornton LLP

Boston, Massachusetts
July 16, 1999

                    Mestek, Inc. Savings and Retirement Plan

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,


                                              1998                       1997
                              -----------------------------------   ------------
                                               Non-
                              Participant   Participant              Participant
                               Directed      Directed       Total      Directed

ASSETS
  Investments, at fair value
        (note B):
    MassMutual Pooled
        Separate Accounts
      Core equity fund         $8,507,377   $5,131,346  $13,638,723   $6,955,133
      Small company fund        1,106,278    3,456,416    4,562,694    1,131,983
      Balanced fund             1,972,076        -        1,972,076    1,532,612
      Intermediate bond fund      395,405        -          395,405      287,280
      Notes receivable from
        participants            1,052,378      411,288    1,463,666      794,555
                               ----------   ----------   ----------  -----------
                               13,033,514    8,999,050   22,032,564   10,701,563

  Investments, at contract
        value (notes B and G):
    MassMutual Life
        Insurance Company
      Investment Contract      11,038,749    5,978,670   17,017,419    9,218,973
                               ----------   ----------   ----------   ----------

          Total investments    24,072,263   14,977,720   39,049,983   19,920,536
                               ----------   ----------   ----------   ----------

  Receivables:
    Participants= contributions   179,857        -          179,857      146,063
    Employer=s contributions       33,293    1,133,323    1,166,616       27,419
                               ----------   ----------   ----------   ----------

          Total receivables       213,150    1,133,323    1,346,473      173,482
                               ----------   ----------   ----------   ----------

          NET ASSETS AVAILABLE
            FOR BENEFITS      $24,285,413  $16,111,043  $40,396,456  $20,094,018
                               ==========   ==========   ==========   ==========



The accompanying notes are an integral part of the financial statements.

                    Mestek, Inc. Savings and Retirement Plan

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 1998


                                                         Non-
                                      Participant    Participant
                                       Directed        Directed          Total

Additions
  Additions to net assets attributed to:
    Contributions:
      Participants                    $2,592,438      $    -          $2,592,438
      Employer                           434,359       1,179,413       1,613,772
      Rollover                           120,156           -             120,156

  Investment income                    2,024,992       1,060,952       3,085,944
                                      ----------      ----------     -----------

          Total additions              5,171,945       2,240,365       7,412,310
                                      ----------      ----------     -----------

Deductions
  Deductions from net assets
       attributed to:
    Benefits paid to participants        946,106         626,379       1,572,485
    Miscellaneous expenses                34,444          31,928          66,372
                                      ----------      ----------     -----------

          Total deductions               980,550         658,307       1,638,857
                                      ----------      ----------     -----------

          NET INCREASE                 4,191,395       1,582,058       5,773,453

  Net assets available for benefits:
    Beginning of year                 20,094,018          -           20,094,018

    Net assets transferred                -           14,528,985      14,528,985
                                      ----------      ----------      ----------

    End of year                      $24,285,413     $16,111,043     $40,396,456
                                      ==========      ==========      ==========



The accompanying notes are an integral part of the financial statements.

                    Mestek, Inc. Savings and Retirement Plan

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN

The following description of Mestek, Inc. Savings and Retirement Plan (the APlan@) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution profit sharing plan established for the benefit of the employees of Mestek, Inc. (Athe Company@). The Plan has two components, a profit sharing account and a 401(k) account. The Plan covers salaried or hourly employees not covered by a collective bargaining agreement, who choose to participate, and who have completed at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (AERISA@).

Contributions

A. 401(k) Account

Participants may elect to have up to fifteen percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code. The amounts withheld from compensation reduce the amount of income reportable for income tax purposes.

Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within legal limits.

The Company contributes $.25 for each $1.00 deferred by participants and deposited to the Plan. This contribution is limited to the first 6% deferred by participants, and, in total, the Company contribution will not exceed 1.5% of an employee's annual compensation. The Company does not match any amounts relating to nondeductible voluntary contributions. Contributions are funded on a current basis.

B. Profit Sharing Account

On an annual basis, the Company determines whether to make a Profit Sharing contribution and how much to contribute. Currently, the Company contributes 3% of employee gross salary for all eligible, active employees employed on the last day of the year.

                    Mestek, Inc. Savings and Retirement Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

Participant Accounts

Each participant=s account is credited with the participant=s contribution, the Company=s contribution and allocations of plan earnings. Plan earnings are allocated based on account balances by fund.

Vesting

Participants are immediately vested in their deferred salary contributions and voluntary contributions plus actual earnings thereon. Vesting in the Company contribution portion of an individual participant's account is based on the following schedule:

Years of Service                    Percentage

3                                      20%
4                                      40%
5                                      60%
6                                      80%
7 or more                             100%

Forfeitures

A.  401(k) Account

Forfeitures are applied first to reduce expenses related to the administration of the Plan and then to reduce Company contributions.

B.       Profit Sharing Account

Forfeitures   are  reallocated   among   Participants  in  the  ratio  that  the
compensation of each Participant bears to the total compensation of all Participants.

Notes Receivable from Participants

Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates and are repayable over a period not to exceed five years.

                    Mestek, Inc. Savings and Retirement Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

Investments

A.  401(k) Account

Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in Pooled Separate Accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual=s automatic record-keeping system.

B.  Profit Sharing Account

Assets are invested at the discretion of the Plan Trustees.

The following is a description of each investment option:

The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (7.0% for fiscal year 1998). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

The Core Equity Fund invests primarily in common stocks of large, well established companies.

The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

Included in investment income is interest and dividends of $1,195,674 and realized and unrealized gains on investments of $1,890,270.

                    Mestek, Inc. Savings and Retirement Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

Withdrawals

Participants  are allowed to withdraw  certain  portions  of their  account,  as
defined  by  the  Plan,   upon   retirement,   termination  of  employment,   or
determination of financial hardship.

Payment of Benefits

Upon death, disability, or termination of service, a participant (or participant=s beneficiary in the event of death) with $5,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant=s vested account balance, deferred annuity or for assets to remain in the Plan. Additional options are available under the Plan upon retirement.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

Investment Valuation

The Plan's investments are stated at fair value, except for its investment contract which is valued at contract value (see note G).

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Expenses

Administrative   costs  paid  for  by  the  Company  are  not  included  in  the accompanying financial statements.

Mestek, Inc. Savings and Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 1998 and 1997


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Insurance

In prior years, participants had the ability to purchase individual life insurance policies through the Plan and pay for the premiums with vested benefit amounts. The Plan no longer allows for the purchase of new policies, but existing policyholders may continue to hold and fund such a policy. The remaining policies are allocated insurance contracts and, accordingly, the cash surrender value of such policies has been excluded from Plan assets. As of December 31, 1998, the cash surrender value of these policies were approximately $294,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - TAX STATUS

Although the Plan has received a favorable determination letter dated
June 16,1995 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended
December 31, 1998.


NOTE D - TRUSTEE CERTIFICATION

Information included in the financial statements and supplemental schedules regarding investments, interest and dividends income, net appreciation (depreciation) in fair value of investments were derived from information supplied by MassMutual and Bank of Boston, (the ATrustees@). The Plan administrator has received certification from the Trustees that the information supplied is complete and accurate.

                    Mestek, Inc. Savings and Retirement Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997


NOTE E - PLAN MERGER

Effective January 1, 1998, the Mestek, Inc. Profit Sharing Plan was merged into the Mestek, Inc. 401(k) Plan to form the Mestek, Inc. Savings and Retirement Plan. The transferred net assets have been recognized in the accounts of the Mestek, Inc. 401(k) Plan, at their balances as previously carried in the accounts of the Mestek, Inc. Profit Sharing Plan. A summary of the transferred net assets follows:

ASSETS
  Investments, at fair value                       $13,456,329

  Receivables
    Employer contributions                           1,000,240
    Accrued investment income                           76,843
                                                    ----------
                                                     1,077,083
                                                    ----------
          Total assets                              14,533,412

LIABILITIES
  Accrued expenses                                       4,427
                                                    ----------
                                                   $14,528,985
                                                    ----------

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE G - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings less Plan withdrawals and administrative expenses.

SUPPLEMENTAL SCHEDULES




                    Mestek, Inc. Savings and Retirement Plan

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            EIN 25-0661650 PLAN #002

                               December 31, 1998

                                        (b)Description of Investment
                                        Including Maturity Date, Rate
(a)Identity of Issue, Borrower,            of Interest, Collateral,                        (d)Current
   Lessor, or Similar Party                 Par or Maturity Value           (c)Cost           Value

MassMutual Life Insurance Company        Core Equity Fund                  $9,812,827      $13,638,723

MassMutual Life Insurance Company        Small Company Fund                 4,882,398        4,562,694

MassMutual Life Insurance Company        Balanced Fund                      1,499,444        1,972,076

MassMutual Life Insurance Company        Intermediate Bond Fund               366,976          395,405

MassMutual Life Insurance Company        Investment Contract*              17,017,419        7,017,419

Notes receivable from Participants       Participant Loans Receivable
                                          (7.0% - 10.0%)                    1,463,666        1,463,666

*   Contract value







                    Mestek, Inc. Savings and Retirement Plan

              ITEM 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS

                            EIN 25-0661650 PLAN #002

                      For the year ended December 31, 1998


                                                                                                         (h)Current
                                                                                  (f)Expense               Value of
                     (b)Description of Asset                                       Incurred                Asset on
(a)Identity of       (Include Interest Rate and                          (e)Lease  with        (g)Cost of  Transaction   (i)Net Gain
Party Involved       Maturity in Case of a Loan)  (c)Purchases  (d)Sales  Rental   Transaction  Asset      Date           or (Loss)
-------------------  ---------------------------   -----------   -------  -------  -----------  ---------  -----------   -----------

MassMutual Life      Investment Contract Fund      $8,985,939                                  $8,985,939   $8,985,939
  Insurance Company  Investment Contract Fund                  $2,189,770           $7,197      2,189,770

MassMutual Life      Core Equity Fund               7,182,757                                   7,182,757    7,182,757
  Insurance Company  Core Equity Fund                           1,989,697            3,891      1,462,551    1,989,697     $523,255
MassMutual Life      Small Company Fund             4,993,050                                   4,993,050    4,993,050
  Insurance Company  Small Company Fund                           997,111            1,421      1,017,450      997,111      (21,760)


